As filed with the Securities and Exchange Commission on September 14, 2007.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

(Amendment No. 1)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

POWER INTEGRATIONS, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options To Purchase Shares of Common Stock,

Par Value $0.001 Per Share

(Title of Class of Securities)

739276103

(CUSIP Number of Class of Securities of Underlying Common Stock)

Balu Balakrishnan

President and Chief Executive Officer

Power Integrations, Inc.

5245 Hellyer Avenue

San Jose, CA 95138-1002

(408) 414-9200

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Rafael Torres Vice President, Finance and Administration, Chief Financial Officer and Secretary Power Integrations, Inc. 5245 Hellyer Avenue San Jose, CA 95138-1002 (408) 414-9200	Timothy J. Moore, Esq. Brett D. White, Esq. Cooley Godward Kronish LLP Five Palo Alto Square 3000 El Camino Real Palo Alto, CA 94306-2155 (650) 843-5000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$8,526,758	$262

*	Estimated solely for purposes of determining the filing fee. This amount assumes that options to purchase an aggregate of 511,258 shares of common stock of Power Integrations, Inc. having an aggregate value of $8,526,758 as of August 13, 2007 will be amended pursuant to this offer, which may not occur. The aggregate value of such options was calculated based on the Black-Scholes option pricing model as of August 13, 2007.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Advisory No. 6 for the fiscal year 2007, equals $30.70 per $1,000,000 of transaction valuation.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $262	Filing Party: Power Integrations, Inc.
Form or Registration No.: 005-52867	Date Filed: August 14, 2007

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.

☒	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check following box if the filing is a final amendment reporting the results of the tender offer:    ☒

This Amendment No. 1 to Schedule TO (the “Amendment”) amends and supplements the Schedule TO, filed with the Securities and Exchange Commission on August 14, 2007 (the “Offer”), in connection with the offer by Power Integrations, Inc. (the “Company”) to certain option holders in order to limit the potential adverse personal tax consequences that may apply to these stock options. The Amendment is the final amendment being filed in order to report the results of the tender offer. Except as amended and supplemented hereby, all terms of the Offer and all disclosure set forth in the Schedule TO and the Exhibits thereto remain unchanged.

ITEM 11.	ADDITIONAL INFORMATION.

Item 11 of the Schedule TO is hereby further amended and supplemented to add the following (capitalized terms not otherwise defined herein shall have the same meanings as set forth in the Offer to Amend Eligible Options filed as Exhibit 99.(a)(1)(A) to the Schedule TO):

The Offer expired at 11:59 p.m. Eastern Time, on Wednesday, September 12, 2007. Pursuant to the Offer, the Company accepted elections to amend options to purchase 508,014 shares of common stock and will make an aggregate of $794,709 in cash payments. The balance of the shares and potential cash payments originally covered by the Offer, 3,244 shares and $10,806 respectively, became ineligible to participate in the Offer due to the termination of one optionholder’s employment with the Company prior to the expiration of the Offer. As a result, options to purchase 508,014 shares will be amended and aggregate cash payments of $794,709 will be paid pursuant to and as set forth in the Offer to Amend Eligible Options filed as Exhibit 99.(a)(1)(A) to this Schedule TO. In addition, the Company has caused each Eligible Optionee who elected to participate in the Offer to be sent a final confirmation statement in the form of Exhibit 99.(a)(1)(F) to the Schedule TO as filed with the Securities and Exchange Commission on August 14, 2007. All Eligible Optionees elected to participate in the Offer.

ITEM 12.	EXHIBITS.

Exhibit Number	Description
99.(a)(1)(A)+	Offer to Amend Eligible Options, dated August 14, 2007.

99.(a)(1)(B)+	Form of Letter of Transmittal to Employees.

99.(a)(1)(C)+	Form of Election Form. (See Attachment B to Offer to Amend Eligible Options).

99.(a)(1)(D)+	Form of Reminder Regarding Failure to Make an Election.

99.(a)(1)(E)+	Form of Notice of Receipt of Election Form (Pre-Expiration Time). (See Attachment C of Offer to Amend Eligible Options).

99.(a)(1)(F)+	Form of Final Election Confirmation Statement (Post-Expiration Time for Offer Participants). (See Attachment D to Offer to Amend Eligible Options).

99.(a)(1)(G)+	Form of Final Election Confirmation Statement (Post-Expiration Time for Offer Non-Participants). (See Attachment E to Offer to Amend Eligible Options).

99.(a)(1)(H)+	Form of Slide Presentation to Employees.

99.(a)(1)(I)	Power Integrations, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2006, filed with the SEC on August 8, 2007 as amended by Amendment No. 1 to Annual Report on Form 10-K/A filed with the SEC on August 14, 2007, both incorporated here by reference.

99.(a)(1)(J)	Power Integrations, Inc. Quarterly Report on Form 10-Q for its quarter ended March 31, 2007, filed with the SEC on August 9, 2007 and incorporated herein by reference.

99.(a)(1)(K)	Power Integrations, Inc. Quarterly Report on Form 10-Q for its quarter ended June 30, 2007, filed with the SEC on August 9, 2007 and incorporated herein by reference.

99.(a)(1)(L)*	Email of Announcement of Offer.

99.(a)(1)(M)†	Email Reminder of Announcement of Offer.

99.(b)	Not applicable.

99.(d)(1)	Power Integrations, Inc.’s 1997 Stock Option Plan, filed as Exhibit 10.3 to the Company’s Registration Statement on Form S-1, filed on September 11, 1997 and incorporated herein by reference.

99.(d)(2)	Power Integrations, Inc.’s 1998 Nonstatutory Stock Option Plan, filed as Exhibit 10.30 to the Company’s Quarterly Report on Form 10-Q, filed on May 12, 2003 and incorporated herein by reference.

99.(g)	Not applicable.

99.(h)	Not applicable.

*	Previously filed with the Preliminary Communications on Schedule TO-C filed with the Securities and Exchange Commission on August 1, 2007, and incorporated herein by reference.
†	Previously filed with the Preliminary Communications on Schedule TO-C filed with the Securities and Exchange Commission on August 13, 2007, and incorporated herein by reference.
+	Previously filed with the Schedule TO-I filed with the Securities and Exchange Commission on August 14, 2007, and incorporated herein by reference.

Signature

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 13, 2007.	POWER INTEGRATIONS, INC.

	By:	/s/ Rafael Torres

Rafael Torres Chief Financial Officer

INDEX OF EXHIBITS

Exhibit Number	Description
99.(a)(1)(A)+	Offer to Amend Eligible Options, dated August 14, 2007.

99.(a)(1)(B)+	Form of Letter of Transmittal to Employees.

99.(a)(1)(C)+	Form of Election Form. (See Attachment B to Offer to Amend Eligible Options).

99.(a)(1)(D)+	Form of Reminder Regarding Failure to Make an Election.

99.(a)(1)(E)+	Form of Notice of Receipt of Election Form (Pre-Expiration Time). (See Attachment C of Offer to Amend Eligible Options).

99.(a)(1)(F)+	Form of Final Election Confirmation Statement (Post-Expiration Time for Offer Participants). (See Attachment D to Offer to Amend Eligible Options).

99.(a)(1)(G)+	Form of Final Election Confirmation Statement (Post-Expiration Time for Offer Non-Participants). (See Attachment E to Offer to Amend Eligible Options).

99.(a)(1)(H)+	Form of Slide Presentation to Employees.

99.(a)(1)(I)	Power Integrations, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2006, filed with the SEC on August 8, 2007 as amended by Amendment No. 1 to Annual Report on Form 10-K/A filed with the SEC on August 14, 2007, both incorporated here by reference.

99.(a)(1)(J)	Power Integrations, Inc. Quarterly Report on Form 10-Q for its quarter ended March 31, 2007, filed with the SEC on August 9, 2007 and incorporated herein by reference.

99.(a)(1)(K)	Power Integrations, Inc. Quarterly Report on Form 10-Q for its quarter ended June 30, 2007, filed with the SEC on August 9, 2007 and incorporated herein by reference.

99.(a)(1)(L)*	Email of Announcement of Offer.

99.(a)(1)(M)†	Email Reminder of Announcement of Offer.

99.(b)	Not applicable.

99.(d)(1)	Power Integrations, Inc.’s 1997 Stock Option Plan, filed as Exhibit 10.3 to the Company’s Registration Statement on Form S-1, filed on September 11, 1997 and incorporated herein by reference.

99.(d)(2)	Power Integrations, Inc.’s 1998 Nonstatutory Stock Option Plan, filed as Exhibit 10.30 to the Company’s Quarterly Report on Form 10-Q, filed on May 12, 2003 and incorporated herein by reference.

99.(g)	Not applicable.

99.(h)	Not applicable.

*	Previously filed with the Preliminary Communications on Schedule TO-C filed with the Securities and Exchange Commission on August 1, 2007, and incorporated herein by reference.
†	Previously filed with the Preliminary Communications on Schedule TO-C filed with the Securities and Exchange Commission on August 13, 2007, and incorporated herein by reference.
+	Previously filed with the Schedule TO-I filed with the Securities and Exchange Commission on August 14, 2007, and incorporated herein by reference.